August 28, 2007

Mr. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549-7010

Re:          Alpha Natural Resources, Inc. and Alpha NR Holding, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 1-32423 and File No. 333-124319-17

Dear Mr. Schwall:

We refer to the comment letter dated August 15, 2007 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-captioned filings by Alpha Natural Resources, Inc. (“Parent”) and Alpha NR Holding, Inc. (“Holding” and together with Parent, “Alpha” or the “Company”).

Alpha acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.  Alpha also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, we have set forth a verbatim reproduction of your comments in italics, followed by our response.

Form 10-K for fiscal year ended December 31, 2006
Note 3(k).  Revenue Recognition, page 81

1.
We note your response to our prior comment 1 in our letter dated July 12, 2007.  We do not concur with your analogy to EITF 91-6.  EITFs relate to specific circumstances and should not be analogized to other circumstances.  Given that you and your customers agreed as to which shipments would be under each contract, it appears that you should have recorded revenue as it related to the specific shipment and related contract.  Please confirm that the impact of your accounting treatment under EITF 91-6 during 2004 – 2006 was not material for any period.  In future filings, as applicable, record revenues as they relate to specific shipments and the related contract.

Mr. Roger Schwall

August 28, 2007

The Company adopted the revenue recognition policy for “overlapping” coal contracts in the third quarter of 2004, contemporaneously with its negotiation of the two customer contracts to which that policy related.  At the time, the Company did not find any Level A or Level B literature on point in its research of U.S. GAAP.  As noted in our previous response, the Company did conclude the guidance provided by EITF 91-6 (Level C literature) should apply by analogy to its situation.  The Company consulted at that time with its auditors, KPMG, including KPMG’s national office, who concurred with the analogy to EITF 91-6 and the Company’s conclusions with respect to the accounting for these contracts.  Because the “overlapping” contracts were negotiated and agreed to while the original contracts were still in effect, the Company viewed these new contracts with “overlapping” terms as modifications of the existing contracts and accounted for the combined arrangements on the basis of the amended terms.  EITF 91-6 addresses long-term power sales contracts that may provide for stated prices per kilowatt hour that increase, decrease, or remain level over the term of the contract.  While the Company’s contracts are not for power, they are long-term supply contracts that provide for stated prices per metric ton that change during the term of the modified agreement, as described in our previous response.

While we acknowledge that certain EITFs specifically state that the conclusions in a consensus position should not be analogized to from other circumstances, we do not believe that, as a general matter, analogizing to EITFs is inappropriate or inconsistent with the position the Staff has taken in other circumstances.  For example, EITF 97-2 states that “absent unique industry characteristics, the SEC Observer stated that the conclusions reached in this Issue may be applicable to similar arrangements in other industries and that the SEC staff will consider this guidance when assessing the appropriate accounting for those arrangements.”  Since EITF 91-6 contains no statement prohibiting an analogy to it, consistent with the Staff’s guidance in other matters, we believe that an analogy is appropriate and that EITF 91-6 describes an arrangement that is similar to the modified agreement the Company entered into in 2004.

We respectfully request a conference call with the Staff to discuss our conclusion on the accounting for overlapping supply contracts.  Please contact me at (276) 619-4435 or David Stuebe, Vice President and Chief Financial Officer, at (276) 619-4427 so that we may schedule the call at your convenience.

Very truly yours,

/s/ Eddie W. Neely

Eddie W. Neely
Vice President and Controller

cc:  Bob Carroll, Division of Corporation Finance, Securities and Exchange Commission
       Kim Calder, Division of Corporation Finance, Securities and Exchange Commission
       Sandra L. Flow, Cleary Gottlieb Steen & Hamilton LLP